Vincent J. Di Stefano, Esq.

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

February 25, 2013

Re: Triton Pacific Investment Corporation, Inc.

File Nos. 333-174873

Dear Mr. Di Stefano:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”) and in response to comments received telephonically on February 20, 2013 from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-174873), we submit this letter, in conjunction with the filing of Post-Effective Amendment No 4. For your convenience, we have set forth below the Staff’s comments in bold followed by our response.

Comment 1: You asked us to remove the term for the redemption of shares which restricted redemption of a shareholder’s shares if their interest in the Company would be reduced to below a minimum balance of $5,000.

Response: The Board of Directors of the Company at a meeting of the Board of Directors held on February 21, 2013 agreed to remove that term from the terms of redemption and the change is noted in the form N-2.

We believe that Post-Effective Amendment No.4 to the Registration Statement and this supplemental letter are responsive to the comments of the Staff. Should you wish to discuss any aspect of either, please do not hesitate to contact Mr. Benkai Bouey at (310) 265-4500.

Very truly yours,

Triton Pacific Investment Corporation, Inc.

By:	/s/Craig Faggen
Craig Faggen Chief Executive Officer